UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-21937

Cerus Corporation

(Exact name of registrant as specified in its charter)

2411 Stanwell Drive, Concord, California 94520

(925) 288-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Share Purchase Rights(1)

(Title of each class of securities covered by this Form)

Common Stock, par value $0.001 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

(1)

The Preferred Share Purchase Rights (the “Rights”) expired on March 1, 2019 pursuant to the terms of that certain Rights Agreement, dated as of November 3, 1999, which was subsequently amended as of August 6, 2001, October 28, 2009 and March 1, 2019. The Company filed a Form 8-A to register the Rights on October 30, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934, Cerus Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Cerus Corporation

Date: March 5 , 2019	By:	/s/ Chrystal Menard
	Name:	Chrystal Menard
	Title:	Chief Legal Officer and General Counsel